Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 15 DATED DECEMBER 21, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

FR - Cedar Ridge Controlled Subsidiary – Cedar Ridge Property - Charlotte, NC

On December 16, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Cedar Ridge, LLC (the “FR - Cedar Ridge Controlled Subsidiary”), for a purchase price of approximately $952,000, which is the stated value of our equity in a new investment round in the FR - Cedar Ridge Controlled Subsidiary (the “Cedar Ridge Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the FR - Cedar Ridge Controlled Subsidiary for a purchase price of approximately $8,564,000 (the “Cedar Ridge Interval Fund Investment” and, together with the Cedar Ridge Growth VII eREIT Investment, the “Cedar Ridge Investment”). The FR - Cedar Ridge Controlled Subsidiary used the proceeds of the Cedar Ridge Investment to acquire 12.84 acres of improved land generally located off of Settlers Trail Court in Charlotte, NC (the “Cedar Ridge Property”). We anticipate the FR - Cedar Ridge Controlled Subsidiary, or one of our affiliates, will construct seventy-four (74) townhomes on the Cedar Ridge Property, with the first set of homes expected to be delivered in January 2022. The Cedar Ridge Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Cedar Ridge Investment and Cedar Ridge Property occurred concurrently.

The FR - Cedar Ridge Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Cedar Ridge Growth VII eREIT Investment, we have authority to manage the Cedar Ridge Property through the FR - Cedar Ridge Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Cedar Ridge Investment, paid directly by the FR - Cedar Ridge Controlled Subsidiary.

The total purchase price for the Cedar Ridge Property is anticipated to be approximately $31,046,000, an average of approximately $420,000 per home. The Cedar Ridge Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately six (6) homes per month, with full delivery of the seventy-four (74) townhomes expected in January 2023.

The Cedar Ridge Property will have a mix of unit types and floorplans, ranging from 1,761 square foot, 3 bedroom, 2.5 bath homes to 2,374 square foot, 3 bedroom, 2.5 bath townhomes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Cedar Ridge Property.

The following table contains underwriting assumptions for the Cedar Ridge Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Cedar Ridge Property	6.50%	3.19%	2.77%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.